                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            TOMORROW'S MORNING, INC.
                            ------------------------
                                (Name of Issuer)


                                  PETER RETTMAN
                                  -------------
                      (Name of person(s) filing Statement)


                      Common Shares, no par value per share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                    890087109
          ------------------------------------------------------------
                                 (CUSIP Number)


                                  March 7, 2001
          ------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1 (b) (3) or (4), check the following: [ ]

         Check the following box if a fee is being paid with this statement: [ ]


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CUSIP NO.  890087109
          ----------

--------------------------------------------------------------------------------

(1)      Names of Reporting Persons                              Peter Rettman
         S.S. or I.R.S. Identification                           ###-##-####
         Nos. Of Above Persons

--------------------------------------------------------------------------------

(2)      Check the appropriate Box                                  (a)
                                                                 ---------------
         if a Member of a Group                                     (b)

--------------------------------------------------------------------------------

(3)      SEC Use Only

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(4)      Source of Funds                                         PF

--------------------------------------------------------------------------------

(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

(6)      Citizenship or Place of
         Organization                                            United States

--------------------------------------------------------------------------------

Number of Shares              (7) Sole Voting Power              1,495,000

Beneficially Owned           ---------------------------------------------------

By Each Reporting             (8) Shared Voting                  0

Person With                  ---------------------------------------------------

                              (9) Sole Dispositive               1,495,000

                             ---------------------------------------------------

                             (10) Shared Dispositive
                                  Power                          0

--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                          1,495,000

--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

(13)     Percent of Class Represented
         by Amount in Row 11                                     30%

--------------------------------------------------------------------------------

(14)     Type of Reporting Person                                IN

--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1.           Security and Issuer.
------            -------------------

                  Name of Issuer:           Tomorrow's Morning, Inc. ("TOMM")

                  Address of Issuer's Principal Executive Offices:

                                               269 S. Beverly Drive
                                          Beverly Hills, California 90212

                  Security:    Common Shares, no par value per share ("Shares").

Item 2.           Identity and Background.
------            -----------------------

                  (a)      Name of person filing:  Peter Rettman ("Rettman")

                  (b)      Residence Address:      3700 W. Lawton Street
                                                   Seattle, Washington  98199

                  (c)      Present principal occupation and address:

                                                 Registered Representative
                                                 National Securities Corporation
                                                 1001 Fourth Avenue
                                                 Suite 2200
                                                 Seattle, Washington 98154

                  (d) During the last five years, Rettman has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, Rettman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Citizenship: Rettman is a citizen of the United States of America.



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Item 3.           Source and Amount of Funds or Other Consideration.
------            -------------------------------------------------

         On February 26, 2001, Rettman purchased 10,000 Shares for a purchase price of $2,520 in an open market transaction. On March 2, 2001, Rettman purchased 25,000 Shares for an aggregate purchase price of $5,500 in open market transactions. On March 6, 2001, Rettman purchased 10,000 Shares for a purchase price of $2,200 in an open market transaction. On March 7, 2001, Rettman purchased 20,000 Shares for an aggregate purchase price of $3,715 in open market transactions. On March 8, 2001, Rettman purchased 20,000 Shares for an aggregate purchase price of $3,690 in open market transactions. On March 12, 2001, Rettman purchased 5,000 Shares for a purchase price of $935 in an open market transaction. On March 20, 2001, Rettman purchased 5,000 Shares for a purchase price of $1,260 in an open market transaction. On March 27, 2001, Rettman purchased 20,000 Shares for an aggregate purchase price of $3,790 in open market transactions. On March 29, 2001, Rettman purchased 5,000 Shares for a purchase price of $1,103.75 in an open market transaction. Rettman made all of these purchases with personal funds, and no part of the purchase price for these Shares was represented by borrowed funds.

Item 4.           Purpose of the Transaction.
------            --------------------------

         Rettman acquired the Shares referenced in Item 3 above in open market transactions solely for the purpose of investment. Rettman acquired these Shares for his own account with no intention of selling them in a public distribution in violation of the federal securities laws or of any applicable state securities laws.

         Rettman intends to review continuously his position in TOMM, and may, depending upon his evaluation of developments and upon price, availability of Shares and other factors, determine to increase, decrease or eliminate his position in TOMM.

         Except as otherwise disclosed herein, Rettman, in his capacity as a beneficial owner of the Shares is not formally considering any plans or proposals which relate to or would result in any of the following: (a) the acquisition by any person of additional securities of TOMM, or the disposition of securities of TOMM; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving TOMM or any of its subsidiaries; (c) a sale or transfer of any material amount of assets of TOMM or any of its subsidiaries; (d) any change in TOMM's Board of Directors or management; (e) any material change in the present capitalization or dividend policy of TOMM; (f) any material change in TOMM's business, corporate structure, charter or bylaws; (g) any change which would impede the acquisition of control of TOMM by any person; (h) causing any class of securities of TOMM to be delisted; (i) TOMM common stock to be eligible to be deregistered under the Securities Exchange Act of 1934; or (j) any actions similar to those enumerate above.

Item 5.           Interest in Securities of the Issuer.
------            ------------------------------------

         (a) As of the date of the previous filing, Rettman owned a total of 1,375,000 Shares of TOMM which represented 27% of the total outstanding Shares of TOMM. During the period February 26, 2001 through March 29, 2001, Rettman purchased an additional 120,000 Shares of

TOMM, all in open market transactions. As of the date hereof, Rettman is informed there are now 5,090,000 Shares of TOMM issued and outstanding, and therefore, by claiming direct ownership of 1,495,000 Shares, Rettman's aggregate position in TOMM represents approximately 30% of the total outstanding Shares of TOMM.

         (b) Rettman possesses the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of 1,495,000 Shares.

         (c) On February 26, 2001 Rettman purchased 10,000 Shares at $0.25 per Share in an open market transaction.

                  On March 2, 2001 Rettman purchased 25,000 Shares at $0.22 per Share in three open market transactions.

                  On March 6, 2001 Rettman purchased 10,000 Shares at $0.22 per Share in an open market transaction.

                  On March 7, 2001 Rettman purchased 10,000 Shares at $0.1875 per Share in an open market transaction.

                  On March 7, 2001 Rettman purchased 10,000 Shares at $0.18 per Share in an open market transaction.

                  On March 8, 2001 Rettman purchased 10,000 Shares at $0.18 per Share in an open market transaction.

                  On March 8, 2001 Rettman purchased 10,000 Shares at $0.1850 per Share in an open market transaction.

                  On March 12, 2001 Rettman purchased 5,000 Shares at $0.1850 per Share in an open market transaction.

                  On March 20, 2001 Rettman purchased 5,000 Shares at $0.25 per Share in an open market transaction.

                  On March 27, 2001 Rettman purchased 20,000 Shares at $0.1875 per Share in two open market transactions.

                  On March 29, 2001 Rettman purchased 5,000 Shares at $0.2187 per Share in an open market transaction.

         (d)      Not applicable.

         (e)      Not applicable.

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Item 6.           Contracts, Arrangements, Understanding or Relationships with
------            --------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  -------------------------------------

                  Not applicable.

Item 7.           Material to be Filed as Exhibits.
-------           --------------------------------

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     /s/ Peter Rettman
                                                     ---------------------------
                                                     Peter Rettman


                                                     4/7/01
                                                     --------------------------
                                                     Date